Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2010 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2009

Liquidity and Capital Resources

Revenues

We generate our revenues primarily from sales of hardware platforms and software applications utilizes advanced deep packet inspection, or DPI, and to a lesser extent from the sales of related services and maintenance.

Products.  Product revenues increased by $7.7 million, or 36%, to $29.3 million in the nine months ended September 30, 2010 from $21.6 million in the nine months ended September 30, 2009.  The increase is primarily attributable to increased sales volumes of our high-end products, primarily the Service Gateway platforms, driven by the agreement we signed with a global Tier 1 mobile operator group. This increase was partially offset by a decrease in sales volumes of our low-end products.

Services.  Service revenues increased by $2.8 million, or 32%, to $11.5 million in the nine months ended September 30, 2010 from $8.7 million in the nine months ended September 30, 2009. The increase in service revenues is primarily attributable to an increase in our installed base.

During the nine months ended September 30, 2010, revenues in EMEA increased by $10.7 million, or 74%, compared to the nine months ended September 30, 2009.  This was primarily attributable to an agreement signed with a global Tier 1 mobile operator group. Revenues in the Americas increased by $0.6 million, or 8%, compared to the nine months ended September 30, 2009.  Revenues in Asia and Oceania decreased by $0.7 million, or 8%, compared to the nine months ended September 30, 2009.

    Cost of revenues and gross margin

Products.  Cost of product revenues increased by $2.7 million, or 37%, to $9.9 million in the nine months ended September 30, 2010 from $7.2 million in the nine months ended September 30, 2009. This increase is consistent with the increase in product revenues. Product gross margin for the nine months ended September, 2010 is 66%, the same as in the nine months ended September 30, 2009.

Services .  Service cost of revenues increased by $0.4 million, or 40%, to $1.5 million in the nine months ended September 30, 2010 from $1.0 million in the nine months ended September 30, 2009.  This increase is primarily attributable to higher support personnel expenses. Services gross margin slightly decreased to 87 % in the nine months ended September 30, 2010 from 88% in the nine months ended September 30, 2009.

Total gross margin slightly decreased to 72.0% in the nine months ended September 30, 2010 from 72.6% in the nine months ended September 30, 2009 as a result of the mix of the product sold.

    Operating expenses

Research and development, net.  Research and development expenses consist primarily of the salary and benefits of engineers, outsourced contractors and depreciation.  Gross research and development expenses increased by $1.7 million, or 19%, to  $10.4 million in the nine months ended September 30, 2010 from $8.7 million in the nine months ended September 30, 2009. This increase is primarily attributable to increase in salaries and labor costs which principally resulted from new hires and salary raises.

Grants received from the Office of the Chief Scientist totaled $2.1 million in the nine months ended September 30, 2010 compared to $1.9 million in the nine months ended September 30, 2009.

Sales and marketing. Sales and marketing expenses consist primarily of the salary and benefits, commissions, travel expenses and expenses related to marketing activities.  Sales and marketing expenses increased by $1.7 million, or 12%, to $16.3 million in the nine months ended September 30, 2010 from $14.6 million in the nine months ended September 30, 2009.  This increase is primarily attributable to increased labor cost resulting from a slight increase in head count and increased commissions resulting from higher invoiced sales.

For the nine month ended September 30, 2010, sales and marketing expenses, as a percentage of revenues decreased to 40% in 2010 from 48% in 2009.

General and administrative. General and administrative expenses consist primarily of salaries, legal, accounting and other administrative costs. General and administrative expenses decreased by $0.2 million, or 5%, to $4.0 million in the nine months ended September 30, 2010 from $4.2 million in the nine months ended September 30, 2009. This decrease is primarily attributable to a decrease in stock-based compensation expense.

For the nine months ended September 30, 2010, general and administrative expenses as a percentage of revenues decreased to 10% in 2010 from 14% in 2009, as expenses slightly decreased and revenues increased by 35%

Financial and other income (expenses), net. Financial and other expenses, net increased by $5.4 million to $7.7 million in 2010 from $2.4 million in 2009. The increase in financial and other expenses, net is primarily attributable to the release of $5.4 million of unrealized losses which was recorded as a separate component in equity and resulted from a net impairment related to auction-rate securities (ARS) recorded in previous periods that were sold during the nine months ended September 30, 2010.

Liquidity and Capital Resources

As of September 30, 2010, we had $49.9 million in cash and cash equivalents, $1.0 million in restricted deposits and $5.2 million in available for sale marketable securities.

As of September 31, 2009, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $55.2 million.

Operating activities.  Net cash provided by operating activities was $5.9 million for the nine months ended September 30, 2010 compared with net cash used in operating activities of $1.3 million for the nine months ended September 30, 2009.  The improvement in cash flows from operating activities resulted mainly from higher revenues and collections during the nine months ended September 30, 2010.

Investing activities. Net cash provided by investing activities for the nine months ended September 30, 2010 was $6.3 million, compared with net cash used in investing activities of $2.5 million, for the nine months ended September 30, 2009. The difference is primarily attributable to proceeds from sales of ARS offset partially by investment of marketable securities.

Financing activities.   Net cash provided by financing activities for the nine months ended September 30, 2010 was $1.2 million, compared with net cash provided by financing activities of $0.4 million, for the nine months ended September 30, 2009. The increase is attributable to proceeds from the exercise of employee stock options.